FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  30 July 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



International Power plc

Interim Results for the six months ended 30 June 2004

(London - 30 July 2004) International Power today announces its financial results for the six month period ended 30 June 2004 and reports on key developments in the year to date.

Sir Neville Simms, Chairman of International Power, said, "Our good performance in the first half means that we now expect to deliver full year earnings at the upper end of our guidance range. I am also delighted to announce the successful refinancing of the US debt facility and the earnings enhancing acquisition of Edison Mission Energy's international generation portfolio.

"We are also announcing today a fully underwritten rights issue to raise net proceeds of GBP291 million to maintain an appropriate capital structure following the acquisitions of the EME Portfolio and Turbogas in Portugal. Reflecting the underlying strengths and prospects of the business, the Board intends to propose a dividend of 2.5p per share at the time of the 2004 full year results."

Significant achievements year to date

-  ANP debt refinanced, maintained full access to recovery in US markets
-  Signed agreement to acquire 990 MW Turbogas plant in Portugal
-  Acquisition of EME's international generation portfolio of 3.8 GW Net
-  Announcement of rights issue to raise net proceeds of GBP291 million

H1 Financial highlights

-  Pre-exceptional PBIT up 8.7% to GBP150 million
-  Pre-exceptional EPS of 5.2p
-  Gearing 43.4%; Debt capitalisation 30.2%


Financial Summary                                    Six months ended 30 June
                                                              2003       2004
                                                              GBPm       GBPm

Profit on ordinary activities before interest and tax
Excluding exceptional items                                    150        138
Including exceptional items                                    165        146

Profit on ordinary activities before tax
Excluding exceptional items                                     87         88
Including exceptional items                                     87         96

Earnings per share - Basic (EPS)
Excluding exceptional items                                    5.2p        5.1p
Including exceptional items                                    5.2p        5.8p

Operating cash flow from ordinary activities                   131         131


For an analysis and explanation of exceptional items please see note 3 to this statement. All subsequent references to H1 2004 financial performance are on a pre-exceptional basis (unless otherwise stated).



North America

Due to low spark spreads in Texas and New England, the US business recorded a loss before interest and tax of GBP7 million, down from a profit before interest and tax of GBP1 million in the first half of 2003. Underlying market fundamentals in Texas and New England remain unchanged and we continue to expect market recovery between 2007 and 2009. Our contracted assets in the US, Hartwell and Oyster Creek, are performing well.

As announced separately today, the $879 million (GBP488 million) non-recourse US debt facility, which was in default, has been successfully refinanced and International Power will retain full access to US market recovery. For further detail on the debt restructuring, please refer to the separate statement issued today.

Europe

Profit before interest and tax in Europe increased 30% to GBP56 million from GBP43 million last year. This increase is attributable to a strong performance at EOP in the Czech Republic, which benefited from exceptionally cold weather and an extended heating season.

In the UK, financial performance at Rugeley is up on last year, but spark spreads remain low due to higher fuel costs.

In July, we signed an agreement with RWE Power AG to acquire a 75% shareholding in the 990MW combined cycle gas turbine (CCGT) Turbogas power station in Portugal for EUR205 million (GBP137 million). Turbogas will be immediately earnings enhancing and will strengthen International Power's position in the Iberian market. Completion of this acquisition is conditional upon partner, lender and regulatory approvals.

Middle East

Profit before interest and tax in the Middle East increased to GBP13 million from GBP6 million last year, principally driven by contributions from Umm Al Nar, which was acquired in the second half of 2003, together with the receipt of development fees for the four new Tihama Power (Saudi Aramco) cogeneration projects in Saudi Arabia.

At Shuweihat in Abu Dhabi all the power and water units have now been installed and are currently undergoing performance testing. The plant is expected to achieve full commercial operation towards the end of the year. Construction of the 1,550 MW power and desalination extension to Umm Al Nar is well underway. In Saudi Arabia, construction has commenced at two of the four cogeneration sites.

Al Kamil in Oman has, in accordance with the original project agreements with the Government of Oman signed in 2000, issued a prospectus to sell down 35% of our equity via an Initial Public Offering (IPO). If fully subscribed, the IPO is expected to generate net proceeds of approximately $15 million (GBP8 million).

Australia

Our Australian assets generated profit before interest and tax of GBP61 million, up from GBP55 million last year, reflecting higher profitability at Hazelwood due to its favourable contractual position and the start of earnings contribution from the SEA Gas pipeline. Construction of the Canunda wind farm is on track with the first wind turbine expected to commence operation in early 2005.

Rest of the World

Profit before interest and tax decreased to GBP43 million from GBP46 million following the reduction in our ownership interest at HUBCO. Profitability at Malakoff was up on last year reflecting its increased generation capacity, however this was offset by a weaker US$ that impacted earnings at our assets in Pakistan. In July, Malakoff announced the acquisition of 40% of the 2,420 MW Kapar Power Station, which increased Malakoff's total net capacity to 2,863 MW.

Interest

The increase in the interest charge is primarily due to a one-off exchange gain on the retranslation of monetary assets in H1 2003, which had the effect of reducing the 2003 charge. We are now also incurring interest on our new investments in SEA Gas and Umm Al Nar. The interest charge in 2004 now includes KAPCO following the change to equity accounting.

Tax

The effective tax rate is 28% compared to 32% last year, reflecting the benefit of the confirmation of various tax holidays and the settlement of a number of outstanding tax issues.

Summary balance sheet

A summarised, reclassified Group balance sheet is set out below:


                                                 As at     As at         As at
                                               30 June   30 June   31 December
                                                  2004      2003          2003
                                                  GBPm      GBPm          GBPm

Fixed assets
Intangibles and tangibles                        2,023     2,562         2,049
Investments                                        548       500           538
                                                 2,571     3,062         2,587
Net current liabilities                            (96)      (81)          (90)
Provisions and creditors > one year               (233)     (278)         (243)
Net debt                                          (678)     (834)         (692)
Net assets                                       1,564     1,869         1,562

Gearing                                            43%        45%          44%
Debt capitalisation                                30%        31%          31%


Net assets at 30 June 2004 have increased by GBP2 million since 31 December 2003. The profitability of the group of GBP58 million has been offset by exchange losses of GBP53 million reflecting the impact of foreign exchange on the net investment in foreign entities.


Cash Flow

A summary of the Group cash flow is set out below:


                                                         Six          Six         Year
                                                      months       months        ended
                                                       ended        ended           31
                                                     30 June      30 June     December
                                                        2004         2003         2003
                                                        GBPm         GBPm         GBPm

Operating profit/(loss)                                   75           51         (279)
Impairment of plant - exceptional                          -            -          404
Release of a guarantee on sale of Elcogas - exceptional  (11)           -            -
                                                          64           51          125
Depreciation and amortisation                             44           54          109
Movement in working capital and provisions               (22)         (34)         (50)
Dividends from JVs, associates and investments            45           60          101
Operating cash flow                                      131          131          285
Capital expenditure - maintenance                        (42)         (39)         (64)
Interest and tax                                         (48)         (47)         (96)
Refinancing charges written off - exceptional              -            -           (4)
Free cash flow                                            41           45          121
Capital expenditure - growth                             (81)         (37)         (57)
Other financial investment                               (27)           -           (9)
Compensation for long-term performance shortfalls         13            -           56
Acquisitions and disposals - exceptional                  17           21           35
Share buyback                                              -           (6)         (13)
Foreign exchange and other movements                      51          (45)         (13)
Decrease/(increase) in net debt                           14          (22)         120
Opening net debt                                        (692)        (812)        (812)
Closing net debt                                        (678)        (834)        (692)


The Group generated free cash flow of GBP41 million despite a reduction in dividends reflecting strong operating profit performance. Capital expenditure (growth) to increase our operating capacity amounted to GBP81 million (2003:
GBP37 million) reflecting spend on Tihama Power (Saudi Aramco projects) and the Canunda windfarm in Australia. Other financial investment principally comprises scheduled investment on the SEA Gas pipeline in Australia.


Dividend Policy

The Board recognises the need to reward shareholders through regular and improving dividends. The Board will therefore be proposing the commencement of a dividend of 2.5p per ordinary share at the time of the full year results for 2004. This proposed dividend will be paid to shareholders in the summer of 2005. The Board intends to grow this dividend annually thereafter.


Acquisition of Edison Mission Energy International Portfolio

International Power also announced today that it has agreed to acquire, in a 70:30 partnership with Mitsui, the international generation portfolio of Edison Mission Energy (the "EME Portfolio") for a net cash consideration of approximately $2.2 billion (GBP1.2 billion).

International Power's investment for its 70% stake will be $677 million (GBP376 million). The remainder of the consideration will be funded with ordinary and preferred equity from Mitsui and non-recourse debt.

The EME Portfolio consists of 13 power generation projects with a total net generation capacity of 5.4 GW, located in 9 countries.


This Acquisition:

- has a highly complementary geographic fit with International Power's existing portfolio

- is expected to be significantly earnings enhancing in the first full year of ownership and to produce attractive rates of return

- improves quality of earnings, with 11 of the 13 acquired assets operating under long term contracts

The acquisition is expected to complete late this year and is, inter alia, subject to International Power shareholder approval, regulatory approvals and project level consents.

For further detail on the acquisition, please refer to the separate statement issued today.


Rights Issue

In contemplation of our acquisition of Turbogas and the EME Portfolio, and in order to maintain an appropriate capital structure, International Power is today announcing the terms of a rights issue to raise GBP291 million net of expenses. For further detail on the rights issue, please refer to the separate statement issued today.


Outlook

The underlying market fundamentals in Texas and New England remain unchanged and we do not expect full market recovery until between 2007 and 2009. In the UK, higher power prices have been offset by higher fuel costs and we are not expecting a significant change in spark spreads for the remainder of 2004.

The balance of our portfolio continues to perform well and we anticipate earnings per share for the full year at the upper end of our guidance range of 7p-9p (before the EPS adjustment following the proposed rights issue).


Investor Presentation Details

An Investor Presentation will be held at the City Presentation Centre,
4 Chiswell Street, London EC1Y 4UP at 09.30 (BST) today, Friday 30 July.

Slides of the presentation will be available on our website www.ipplc.com from
09.00 (BST) and the event will be webcast live starting 09.30 (BST).

If you wish to listen to the live presentation, please dial the following:

        Dial in No.         +44 (0)20 8515 2390
        Chairperson:        Philip Cox


NOTES TO THE EDITORS

About International Power

International Power plc is a leading independent electricity generating company with 11,210 MW (net) in operation and 1,655MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


For Further Information Please Contact:

International Power:
Aarti Singhal
+44 (0)20 7320 8681

Finsbury:
Morgan Bone
+44 (0)20 7251 3801

Morgan Stanley:
+44(0) 20 7425 8000
William Vereker
Alisdair Gayne
Alastair Cochran
Philip Apostolides

Cazenove:
+44(0) 20 7588 2828
Nick Wiles
Piers Coombs
Robert Constant




International Power plc
Consolidated Profit and Loss Account
For the six months ended 30 June 2004


                                                  Six months ended 30 June                    Six months ended 30 June
                                     Excluding   Exceptional     Including       Excluding   Exceptional     Including
                                   exceptional         items   exceptional     exceptional         items   exceptional
                                         items                       items           items                       items
                                          2004          2004          2004            2003          2003          2003
                               Note       GBPm          GBPm          GBPm            GBPm          GBPm          GBPm

Turnover:Group and share
of joint ventures and
associates                        2        589             -           589             639             -           639
Less: share of joint
ventures' turnover                         (73)            -           (73)            (74)            -           (74)
Less: share of
associates' turnover                      (166)            -          (166)           (145)            -          (145)

Group turnover                    2        350             -           350             420             -           420

Net operating costs               3       (286)           11          (275)           (369)            -          (369)


Operating profit                  2         64            11            75              51             -            51

Share of operating profit of:
  Joint ventures                            23             -            23              19             -            19
  Associates                                63             -            63              50             -            50
Income from investments                      -             -             -              18             -            18
                                  2         86             -            86              87             -            87

Operating profit and
investment income                          150            11           161             138             -           138

Non-operating exceptional items   3          -             4             4               -             8             8

Profit on ordinary activities
before interest and taxation      2        150            15           165             138             8           146

Net interest and similar charges
  Group                           3        (42)          (15)          (57)            (32)            -           (32)
  Joint ventures and associates            (21)            -           (21)            (18)            -           (18)
                                           (63)          (15)          (78)            (50)            -           (50)

Profit on ordinary activities
before taxation                             87             -            87              88             8            96

Tax charge                                 (24)            -           (24)            (28)            -           (28)

Profit on ordinary activities
after taxation                              63             -            63              60             8            68

Minority interests - equity                 (5)            -            (5)             (3)            -            (3)

Profit for the financial period             58             -            58              57             8            65



Earnings per share
Basic                                     5.2p                        5.2p            5.1p                        5.8p
Diluted                                   5.2p                        5.2p            5.1p                        5.8p




International Power plc
Consolidated Profit and Loss Account
For the year ended 31 December 2003


                                                          Year ended     31 December
                                             Excluding   Exceptional       Including
                                           exceptional         items     Exceptional
                                                 items                         items
                                                  2003          2003            2003
                                    Note          GBPm          GBPm            GBPm

Turnover: Group and share of joint
ventures and associates                2         1,273             -           1,273
Less: share of joint ventures'                    (136)            -            (136)
turnover
Less: share of associates' turnover               (285)            -            (285)

Group turnover                         2           852             -             852

Net operating costs                    3          (727)         (404)         (1,131)

Operating profit/(loss)                2           125          (404)           (279)

Share of operating profit of:
  Joint ventures                                    32             -              32
  Associates                           3            95            35             130
Income from investments                             33             -              33
                                       2           160            35             195

Operating profit/(loss) and
investment income                                  285          (369)            (84)

Non-operating exceptional items        3             -            27              27

Profit/(loss) on ordinary activities
before interest and taxation           2           285          (342)            (57)
Net interest and similar charges
  Group                                3           (79)          (16)            (95)
  Joint ventures and associates                    (32)            -             (32)
                                                  (111)          (16)           (127)

Profit/(loss) on ordinary activities
before taxation                                    174          (358)           (184)

Tax (charge)/credit                    3           (54)           26             (28)

Profit/(loss) on ordinary activities
after taxation                                     120          (332)           (212)

Minority interests - equity                         (7)            -              (7)

Profit/(loss) for the financial year               113          (332)           (219)

Earnings/(loss) per share
Basic                                             10.2p                        (19.7)p

Diluted                                           10.1p                        (19.7)p




International Power plc
Consolidated Balance Sheet
As at 30 June 2004


                                         30 June      30 June   31 December
                                            2004         2003          2003
                                  Note      GBPm         GBPm          GBPm

Fixed assets
Intangible assets                              1            2             1
Tangible assets                            2,022        2,560         2,048
Investments                                  548          500           538

Total fixed assets                         2,571        3,062         2,587

Current assets

Stocks                                        72           61            65
Debtors                                      150          153           160
Investments                                   63           63            70
Cash at bank and in hand                     652          796           673

Total current assets                         937        1,073           968

Creditors: amounts falling due
within one year
  Secured loans without recourse     4      (525)        (225)         (531)
  Other current liabilities                 (318)        (559)         (315)
Creditors: amounts falling due
within one year                             (843)        (784)         (846)

Net current assets                            94          289           122

Total assets less current
liabilities                                2,665        3,351         2,709


Creditors: amounts falling due
after more than one year
(including convertible debt)                (877)      (1,209)         (909)
Provisions for liabilities and
charges                                     (224)        (273)         (238)

Net assets                                 1,564        1,869         1,562

Capital and reserves
Shareholders' funds - equity               1,528        1,834         1,523
Minority interests - equity                   36           35            39

Total equity                               1,564        1,869         1,562

Net debt                                    (678)        (834)         (692)
Gearing                                     43.4%        44.6%         44.3%
Debt capitalisation                         30.2%        30.9%         30.7%



The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



International Power plc
Consolidated Cash Flow Statement
For the six months ended 30 June 2004



                                      Six months     Six months         Year
                                           ended         ended         ended
                                         30 June       30 June   31 December
                                            2004          2003          2003
                                Note        GBPm          GBPm          GBPm


Net cash inflow from operating
activities                         5          86            71           184
Dividends received from joint
ventures and associates                       45            42            68
Dividends received from fixed
asset investments
  Ordinary                                     -            18            33

Cash flow from ordinary operating
activities                                   131           131           285
Returns on investments and
servicing of finance
  Ordinary                                   (36)          (37)          (84)
  Exceptional                                  -             -            (4)
                                             (36)          (37)          (88)
Taxation                                     (14)          (10)          (14)
Capital expenditure and financial
investment
  Purchase of tangible fixed assets         (123)          (76)         (121)
  Compensation for long-term
  contractual performance shortfalls          13             -            56
  Other financial investments - ordinary     (27)           (3)           (9)
Other financial investments - exceptional      -             -            11
                                            (137)          (79)          (63)
Acquisitions and disposals - exceptional      17            21            24

Net cash (outflow)/inflow before
management of liquid resources and
financing activities                         (39)           26           144
Management of liquid resources                 2           (14)          (20)
Financing activities
  Share buyback                                -            (6)          (13)
  Debt financing                              22           (21)         (247)
  Other financing                              5             -             -
                                              27           (27)         (260)

Decrease in cash in period                   (10)          (15)         (136)



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt For the six months ended 30 June 2004


                                            GBPm           GBPm          GBPm

Decrease in cash in period                   (10)          (15)         (136)
Cash (inflow)/outflow from
(increase)/decrease in debt financing        (22)           21           247
Cash (inflow)/outflow from
(decrease)/increase in liquid resources       (2)           14            20

Change in net debt resulting
from cash flows                              (34)           20           131
Foreign exchange movement                     42           (35)           11
Other non-cash movements                       6            (7)          (22)

Movement in net debt in the period            14           (22)          120

Net debt at the start of the period         (692)         (812)         (812)

Net debt at the end of the period           (678)         (834)         (692)



International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the six months ended 30 June 2004


                                    Six months     Six months          Year
                                         ended         ended          ended
                                       30 June       30 June    31 December
                                          2004          2003           2003
                                          GBPm          GBPm           GBPm

Profit/(loss) for the
financial period                            58            65           (219)
Exchange differences on the
retranslation of net investments
(net of tax)                               (53)           35             15
Total recognised gains and
losses for the period                        5           100           (204)



Reconciliation of Movements in Shareholders' Funds - Equity
For the six months ended 30 June 2004


                                    Six months    Six months           Year
                                         ended         ended          ended
                                       30 June       30 June    31 December
                                          2004          2003           2003
                                          GBPm          GBPm           GBPm

Profit/(loss) for the
financial period                            58            65           (219)
Other recognised gains and losses
relating to the period (net)               (53)           35             15
Share buyback                                -            (6)           (13)

Net addition to/(reduction
from) shareholders'funds                     5            94           (217)
Opening shareholders' funds              1,523         1,740          1,740
Closing shareholders' funds              1,528         1,834          1,523



International Power plc
Notes to the Accounts
For the six months ended 30 June 2004

1. Basis of preparation

The accounts for the six months ended 30 June 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF 38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

The financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 15. These statements do not constitute statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain statements under Section 237 of the Companies Act 1985.

2. Geographical segmental analysis


                                       Subsidiaries    Share of joint ventures and                           Total
                                                                        associates
                          Six months to     Year to   Six months to        Year to     Six months to       Year to
                           30        30          31       30     30             31         30     30            31
                         June      June    December     June   June       December       June   June      December
                         2004      2003        2003     2004   2003           2003       2004   2003          2003
                         GBPm      GBPm        GBPm     GBPm   GBPm           GBPm       GBPm   GBPm          GBPm

Turnover

North America              85       187         344       33     37             70        118    224           414
Europe                    123        95         239      104    124            235        227    219           474
Middle East                11        10          21       11      -             12         22     10            33
Australia                 118       116         224        4      -              -        122    116           224
Rest of World              13        12          24       87     58            104        100     70           128
                          350       420         852      239    219            421        589    639         1,273


Profit/(loss) before interest
and taxation (excluding
exceptional items)

North America(1,2)        (14)       (7)        (13)       7      8             15         (7)     1             2
Europe                     22         4          38       34     39             65         56     43           103
Middle East                 9         6          18        4      -              5         13      6            23
Australia                  57        55         101        4      -              -         61     55           101
Rest of World(3)            6         6           9       37     40             75         43     46            84
                           80        64         153       86     87            160        166    151           313
Corporate costs           (16)      (13)        (28)       -      -              -        (16)   (13)          (28)
                           64        51         125       86     87            160        150    138           285


Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP2 million (six months ended 30 June 2003:
   GBP14 million; year ended 31 December 2003: GBP27 million).

2. During the six months ended 30 June 2004, we also received GBP13 million (US$23 million) from contractors in relation to compensation for plants not achieving the long-term performance levels specified in the original contracts. These amounts have been recorded as a reduction in the cost of the plant and therefore not included in income.

3. With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.



International Power plc
Notes to the Accounts
For the six months ended 30 June 2004

3. Exceptional items


                                       Six months   Six months           Year
                                            ended        ended          ended
                                          30 June      30 June    31 December
                                             2004         2003           2003
                                             GBPm         GBPm           GBPm

Net operating exceptional items
credited/(charged)
Release of a guarantee on sale of Elcogas      11            -              -
Impairment of US plant                          -            -           (404)
Reversal of HUBCO impairment                    -            -             35

Net operating exceptional items                11            -           (369)

Non-operating exceptional items credited
Profit on partial disposals of holding
in HUBCO                                        4            8             17
Profit on disposal of a Czech fixed asset
investment                                      -            -              7
Release of a provision raised for sale of
Chinese operations                              -            -              3

Non-operating exceptional items                 4            8             27

Exceptional interest payable and
similar charges
  US swap termination costs                   (15)           -              -
Write off of unamortised financing charges      -            -            (16)

Exceptional interest payable and similar
charges                                       (15)           -            (16)

Total exceptional items before
attributable taxation                           -            8           (358)


Tax credit on exceptional items                 -            -             26

Total exceptional items after
attributable taxation                           -            8           (332)




4. Secured bank loans without recourse

Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

At 31 December 2003 and 30 June 2004, we were in discussions with bank groups in relation to non-recourse debt for the US merchant asset portfolio. As these issues were not formally resolved and documented at 30 June 2004, the debt at ANP has been reported as current non-recourse debt in our accounts.



International Power plc
Notes to the Accounts
For the six months ended 30 June 2004

5. Reconciliation of operating profit to net cash inflow from operating activities


                                          Six months   Six months         Year
                                               ended        ended        ended
                                             30 June      30 June  31 December
                                                2004         2003         2003
                                                GBPm         GBPm         GBPm

Operating profit/(loss)                           75         51           (279)
Impairment charge                                  -          -            404
Release of a guarantee on sale of Elcogas        (11)         -              -
                                                  64         51            125
Depreciation and amortisation                     44         54            109
Movement in working capital                      (21)       (31)           (43)
Movement in provisions                            (1)        (3)            (7)
Net cash inflow from operating activities         86         71            184



6. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.



International Power plc
For the six months ended 30 June 2004

Independent review report by KPMG Audit Plc to International Power plc

Introduction

We have been engaged by the company to review the financial information set out on pages 7 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.




KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London ECY 8BB
29 July 2004



International Power plc
Quarterly Results
For the quarter ended
30 June 2004

International Power plc
Consolidated Profit and Loss Account

For the quarter ended 30 June 2004


                                                     Quarter ended 30 June                       Quarter ended 30 June
                                     Excluding   Exceptional     Including       Excluding   Exceptional     Including
                                   exceptional         items   exceptional     Exceptional         items   exceptional
                                         items                       items           items                       items
                                          2004          2004          2004            2003          2003          2003
                            Note          GBPm          GBPm          GBPm            GBPm          GBPm          GBPm

Turnover: Group and share
of joint ventures and          2           296             -           296             308             -           308
associates
Less: share of joint
ventures' turnover                         (31)            -           (31)            (31)            -           (31)
Less: share of
associates' turnover                       (90)            -           (90)            (71)            -           (71)

Group turnover                 2           175             -           175             206             -           206

Net operating costs                       (151)            -          (151)           (189)            -          (189)
Operating profit               2            24             -            24              17             -            17
Share of operating profit of:
  Joint ventures                             8             -             8               6             -             6
  Associates                                34             -            34              23             -            23
Income from investments                      -             -             -              17             -            17
                               2            42             -            42              46             -            46

Operating profit and
investment income                           66             -            66              63             -            63

Non-operating exceptional
items                          3             -             4             4               -             8             8

Profit on ordinary activities
before interest and taxation   2            66             4            70              63             8            71
Net interest and similar
charges
  Group                        3           (19)          (15)          (34)            (13)            -           (13)
  Joint ventures and associates            (11)            -           (11)            (10)            -           (10)
                                           (30)          (15)          (45)            (23)            -           (23)
Profit on ordinary activities
before taxation                             36           (11)           25              40             8            48

Tax charge                                  (9)            -            (9)            (13)            -           (13)
Profit on ordinary activities
after taxation                              27           (11)           16              27             8            35

Minority interests - equity                 (1)            -            (1)             (1)            -            (1)

Profit for the financial period             26           (11)           15              26             8            34


Earnings per share
Basic                                     2.4p                        1.4p            2.3p                        3.0p

Diluted                                   2.3p                        1.3p            2.3p                        3.0p




International Power plc
Consolidated Balance Sheet
As at 30 June 2004


                                                  30 June        30 June
                                                     2004           2003
                                                     GBPm           GBPm

Fixed assets
Intangible assets                                       1              2
Tangible assets                                     2,022          2,560
Investments                                           548            500

Total fixed assets                                  2,571          3,062

Current assets
Stocks                                                 72             61
Debtors                                               150            153
Investments                                            63             63
Cash at bank and in hand                              652            796

Total current assets                                  937          1,073

Creditors: amounts falling due within one year
  Secured loans without recourse                     (525)          (225)
  Other liabilities                                  (318)          (559)

Creditors: amounts falling due within one year       (843)          (784)

Net current assets                                     94            289

Total assets less current liabilities               2,665          3,351

Creditors: amounts falling due after more
than one year (including convertible debt)           (877)        (1,209)
Provisions for liabilities and charges               (224)          (273)

Net assets                                          1,564          1,869

Capital and reserves
Shareholders' funds - equity                        1,528          1,834
Minority interests - equity                            36             35

Total equity                                        1,564          1,869

Net debt                                             (678)          (834)

Gearing                                              43.4%          44.6%
Debt capitalisation                                  30.2%          30.9%



The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



International Power plc
Consolidated Cash Flow Statement
For the quarter ended 30 June 2004


                                                       Quarter       Quarter
                                                         ended         ended
                                                       30 June       30 June
                                                          2004          2003
                                                          GBPm          GBPm

Net cash inflow from operating activities                   27            40
Dividends received from joint ventures and associates       19            21
Dividends received from fixed asset investments -
ordinary                                                     -            17

Cash flow from ordinary operating activities                46            78
Returns on investments and servicing of finance
  Ordinary                                                 (14)          (18)
  Exceptional                                                -             -
                                                           (14)          (18)
Taxation                                                   (11)           (5)
Capital expenditure and financial investment
  Purchase of tangible fixed assets                        (46)          (38)
  Compensation for long-term contractual performance
shortfalls                                                   3             -
Other financial investments - ordinary                      (4)           (3)
                                                           (47)          (41)
Acquisitions and disposals - exceptional                    17            21

Net cash (outflow)/inflow before management of liquid
resources and financing activities                          (9)           35
Management of liquid resources                              17            12
Financing activities
  Share buyback                                              -            (6)
  Debt financing                                            21            29
  Other financing                                            5             -
                                                            26            23
Increase in cash in period                                  34            70



Consolidated Reconciliation of Net Cash Flow to Movement in Net Debt For the quarter ended 30 June 2004


                                                          GBPm          GBPm

Increase in cash in period                                  34            70
Cash inflow from increase in debt and lease financing      (21)          (29)
Cash inflow from decrease in liquid resources              (17)          (12)

Change in net debt resulting from cash flows                (4)           29
Foreign exchange movement                                   18            (3)
Other non-cash movements                                     4            (4)

Movement in net debt in the period                          18            22
Net debt at the start of the period                       (696)         (856)
Net debt at the end of the period                         (678)         (834)




International Power plc
Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 30 June 2004


                                                       Quarter        Quarter
                                                         ended          ended
                                                       30 June        30 June
                                                          2004           2003
                                                          GBPm           GBPm

Profit for the financial period                             15             34
Exchange differences on the retranslation of
net investments (net of tax)                               (25)           (18)
Total recognised gains and losses for the period           (10)            16



Reconciliation of Movements in Shareholders' Funds - Equity
For the quarter ended 30 June 2004


                                                       Quarter        Quarter
                                                         ended          ended
                                                       30 June        30 June
                                                          2004           2003
                                                          GBPm           GBPm

Profit for the financial period                             15             34
Other recognised gains and losses relating
to the period (net)                                        (25)           (18)
Share buyback                                                -             (6)

Net (reduction from)/addition to shareholders' funds       (10)            10
Opening shareholders' funds                              1,538          1,824
Closing shareholders' funds                              1,528          1,834



International Power plc
Notes to the Accounts
For the quarter ended 30 June 2004

1. Basis of preparation

The accounts for the quarter ended 30 June 2004 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2003, except for the adoption of UITF38, "Accounting for ESOP Trusts". The adoption did not materially affect net profit or shareholders' funds. Minor adjustments have been made to comparative figures to make them consistent with the current period.

2. Geographical segmental analysis


                       Subsidiaries       Share of joint               Total
                                            ventures and
                                              associates
                   Quarter ended 30     Quarter ended 30    Quarter ended 30
                               June                 June                June
                     2004      2003       2004      2003       2004     2003
                     GBPm      GBPm       GBPm      GBPm       GBPm     GBPm

Group turnover
North America          63       102         18        18         81      120
Europe                 44        41         46        56         90       97
Middle East             8         3          5         -         13        3
Australia              53        54          2         -         55       54
Rest of World           7         6         50        28         57       34
                      175       206        121       102        296      308



Profit/(loss) before
interest and taxation
(excluding exceptional
items)



North America(1)        (6)        2          3         4        (3)       6
Europe                   6        (4)        13        15        19       11
Middle East              6         -          2         -         8        -
Australia               22        21          2         -        24       21
Rest of World(2)         5         4         22        27        27       31
                        33        23         42        46        75       69
Corporate costs         (9)       (6)         -         -        (9)      (6)
                        24        17         42        46        66       63




Notes

1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP1 million (quarter ended 30 June 2003: GBP5 million).

2. With effect from 1 January 2004, we have reverted to equity accounting for our 36% stake in KAPCO and now account for it as an associate. KAPCO had previously been accounted for as a trade investment with dividend receipts recorded in income from investments. To aid comparability the dividends received in 2003 have been included in the share of joint ventures and associates column for the 2003 comparatives in the above table.



International Power plc
Notes to the Accounts
For the quarter ended 30 June 2004

3. Exceptional items


                                                     Quarter     Quarter
                                                       ended       ended
                                                     30 June     30 June
                                                        2004        2003
                                                        GBPm        GBPm

Non-operating exceptional items credited
  Profit on partial disposals of holding in HUBCO          4           8

Exceptional interest payable and similar charges
  US swap termination costs                              (15)          -

Total exceptional items before attributable taxation     (11)          8
Tax on exceptional items                                   -           -

Total exceptional items after attributable taxation      (11)          8



4. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2003 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.




                                                INTERNATIONAL POWER plc

                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary